Exhibit 99.1

TNL Mediagene Announces Receipt of Deficiency Letter from Nasdaq

TOKYO, JAPAN, MAY 12, 2026 — TNL Mediagene (Nasdaq: TNMG) (the “Company”), a technology and digital media company providing AI-driven advertising, marketing technology, content commerce and data analytics solutions, and operating multi-language digital media brands across Asia, today announced that it received a notification letter dated May 6, 2026 (the “Deficiency Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (the “Nasdaq”) notifying that the Company is no longer in compliance with the Nasdaq Listing Rule 5550(b)(1) for continued listing due to its failure to maintain a minimum of $2.5 million in stockholders’ equity. In the Company’s Form 20-F for the period ended December 31, 2025 filed on April 30, 2026, the Company reported stockholders’ equity of $918,088, which is below the $2.5 million minimum required by Nasdaq Listing Rule 5550(b)(1). Nasdaq also determined that the Company does not meet the alternatives of market value of listed securities or net income from continuing operations for continued listing.

The Deficiency Letter does not result in the immediate delisting of the Company’s ordinary shares on the Nasdaq Capital Market. The Company has 45 calendar days from the date of the Deficiency Letter, or until June 22, 2026, to submit a plan (the “Compliance Plan”) to Nasdaq to regain compliance with the minimum stockholders’ equity standard. If the Compliance Plan is accepted by Nasdaq, the Company may be granted a compliance period of up to 180 calendar days from the date of the Deficiency Letter to evidence compliance.

The Company’s management is considering various options available to regain compliance and maintain its continued listing on the Nasdaq Capital Market. The Company intends to submit the Compliance Plan as soon as practicable. This announcement is made in compliance with the Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a notification of deficiency.

About TNL Mediagene

Headquartered in Tokyo, TNL Mediagene (Nasdaq: TNMG) is a technology and digital media company providing AI-driven advertising, marketing technology, content commerce and data analytics solutions, and operating multi-language digital media brands across Asia. Formed in May 2023 through the merger of Japan’s Mediagene Inc. and Taiwan’s The News Lens Co., Ltd., the Company combines advertising and marketing technology platforms with a portfolio of established digital media brands to deliver integrated solutions for the evolving digital landscape.

The Company’s technology offerings include AI-driven advertising, marketing and digital studio services, content commerce, and advanced data analytics capabilities. These solutions are supported by the Company’s well-established multi-language digital media brands in Japanese, Chinese, and English, spanning business, technology, lifestyle, and culture, which provide audience engagement and first-party data.

Known for its appeal to younger audiences, and high-quality content, TNL Mediagene has approximately 480 employees with offices in Japan and Taiwan.

https://www.tnlmediagene.com/

For further information, please contact:

Media: PR@tnlmediagene.com

Investors: IR@tnlmediagene.com

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to TNL Mediagene. Forward-looking statements generally relate to future events or TNL Mediagene’s future financial or operating performance. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “aim,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Forward-looking statements in this communication include, but are not limited to, statements regarding statements about TNL Mediagene’s future business plan and growth strategies, including any compliance plan, and statements by TNL Mediagene’s management. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for TNL Mediagene to predict these events or how they may affect TNL Mediagene. In addition, risks and uncertainties are described in TNL Mediagene’s filings with the Securities and Exchange Commission, including the risks and uncertainties set forth under the heading “Risk Factors” in TNL Mediagene’s FY2025 Annual Report on Form 20-F filed on April 30, 2026, as may be supplemented or amended by the TNL Mediagene’s Reports of a Foreign Private Issuer on Form 6-K. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. TNL Mediagene cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that TNL Mediagene presently does not know or that TNL Mediagene currently does not believe are material that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by TNL Mediagene, its directors, officers or employees or any other person. Except as required by applicable law, TNL Mediagene does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of TNL Mediagene as of any date subsequent to the date of this communication.